                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*

                                BEA Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    073325102
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 073325102

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     AMVESCAP PLC
     AIM Advisors, Inc.
     INVESCO Institutional (N.A.), Inc.
     AIM Capital Management, Inc.
     PowerShares Capital Management LLC
     INVESCO Asset Management Deutschland GmbH
     INVESCO Asset Management Limited
     INVESCO Management S.A.
     INVESCO Asset Management, S.A.
     INVESCO Kapitalanlagegesellschaft GmbH
     AIM Private Asset Management, Inc.
     INVESCO Taiwan Limited
     Stein Roe Investment Counsel, Inc.
     Atlantic Trust Company, N.A.
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2.   Check the Appropriate Box if a Member of a Group (see Instructions)

     (a)  [ ]
     (b)  [ ]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     AMVESCAP PLC: England
     AIM Advisors, Inc.: United States
     INVESCO Institutional (N.A.), Inc.: United States
     AIM Capital Management, Inc.: United States
     PowerShares Capital Management LLC: United States
     INVESCO Asset Management Deutschland GmbH: Germany
     INVESCO Asset Management Limited: England
     INVESCO Management S.A.: Luxembourg
     INVESCO Asset Management, S.A.: France
     INVESCO Kapitalanlagegesellschaft GmbH: Germany
     AIM Private Asset Management, Inc.: United States
     INVESCO Taiwan Limited: Taiwan, R.O.C.
     Stein Roe Investment Counsel, Inc.: United States
     Atlantic Trust Company, N.A.: United States
--------------------------------------------------------------------------------
                     5. Sole Voting Power 21,919,147: Such shares are held by the following entities in the respective amounts listed:

                          AIM Advisors, Inc.                          10,209,983
                          INVESCO Institutional (N.A.), Inc.           8,610,333
                          AIM Capital Management, Inc.                 1,209,324
                          PowerShares Capital Management LLC             756,325
                          INVESCO Asset Management Deutschland GmbH      582,820
                          INVESCO Asset Management Limited               190,633
                          INVESCO Management S.A.                        180,463
                          INVESCO Asset Management, S.A.                 104,808
                          INVESCO Kapitalanlagegesellschaft GmbH          43,750
                          AIM Private Asset Management, Inc.              16,514
                          INVESCO Taiwan Limited                          11,000
                          Stein Roe Investment Counsel, Inc.               2,800
                          Atlantic Trust Company, N.A.                       394
                     -----------------------------------------------------------
                     6.   Shared Voting Power
 Number of Shares
Beneficially Owned        -0-
 by Each Reporting   -----------------------------------------------------------
    Person With      7.   Sole Dispositive Power 21,919,147: Such shares are
                          held by the following entities in the respective amounts listed:

                          AIM Advisors, Inc.                          10,209,983
                          INVESCO Institutional (N.A.), Inc.           8,610,333
                          AIM Capital Management, Inc.                 1,209,324
                          PowerShares Capital Management LLC             756,325
                          INVESCO Asset Management Deutschland GmbH      582,820
                          INVESCO Asset Management Limited               190,633
                          INVESCO Management S.A.                        180,463
                          INVESCO Asset Management, S.A.                 104,808
                          INVESCO Kapitalanlagegesellschaft GmbH          43,750
                          AIM Private Asset Management, Inc.              16,514
                          INVESCO Taiwan Limited                          11,000
                          Stein Roe Investment Counsel, Inc.               2,800
                          Atlantic Trust Company, N.A.                       394
                     -----------------------------------------------------------
                     8.   Shared Dispositive Power

                          -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     21,919,147
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     N/A
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11.  Percent of Class Represented by Amount in Row (9)

     5.59%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IA, HC. See Items 2 and 3 of this statement.
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                                  SCHEDULE 13G

Item 1(a) Name of Issuer:

          BEA Systems, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          2315 North First Street
          San Jose, CA  95131

Item 2(a) Name of Person Filing:

          AMVESCAP PLC

          In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by AMVESCAP PLC ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

          Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.

Item 2(b) Address of Principal Business Office:

          30 Finsbury Square
          London EC2A 1AG
          England

Item 2(c) Citizenship:

          See the response to Item 2(a) of this statement.

Item 2(d) Title of Class of Securities:

          Common Stock, $.001 par value per share

Item 2(e) CUSIP Number:

          073325102

Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (e) [X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

          (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

          As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. AMVESCAP is a holding company.

Item 4    Ownership:

          Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company:

          Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8    Identification and Classification of Members of the Group:

          N/A

Item 9    Notice of Dissolution of a Group:

          N/A

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        02/14/2007
                                        Date

                                        AMVESCAP PLC


                                        By: /s/ Lisa Brinkley
                                            ------------------------------------
                                            Lisa Brinkley
                                            Chief Compliance Officer

                                  Exhibit Index

Exhibit A   Joint Filing Agreement